SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 23, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

FREE TRANSLATION

Brasil Telecom Participações S.A. Clarifies
Bovespa's Request

In response to a Bovespa's request of March 19, 2004, which is free translated below:

“Considering the Summons Notice issued on 03/19/2004 related to the Ordinary and Extraordinary General Shareholders´ Meeting and for a better clarification to the market, we request information whether it will be proposed to this Meeting the distribution of dividends, interest on shareholders´ equity or eventual complementary remuneration to shareholders´ or if it will be proposed the ratification of the already distributed dividends. If so, the gross amount, in R$/thousand shares, shall be informed.”

Brasil Telecom Participações S.A. (“Company”) clarifies that it will be ratifying at the Ordinary General Shareholders´ Meeting to be held on 04/19/2004 the distribution of dividends and Interest on Shareholders Equity, relative to the fiscal year 2003, in a total amount of R$191,177,853.98 (One hundred ninety-one million, one hundred seventy-seven thousand, eight hundred fifty-three reais and ninety-eight centavos ), to which will be attributed the credit of interest on shareholders´equity in the amount of R$187,170,000.00 (One hundred eighty-seven million, one hundred seventy thousand reais ) net of income tax, which were booked during 2003. The Company will be submitting the distribution of complementary dividends in the amount of R$4,007,853.98 (Four million, seven thousand, eight hundred fifty-three reais and ninety-eight centavos ), which corresponds to R$0. 681 per one thousand common and preferred shares.

The Company clarifies that eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of Comissão de Valores Mobiliários' Instruction 10, issued on February 14th , 1980, considering that the Board of Directors approved a share buyback program, on a meeting held on August 5th , 2003.

The Company remains at your disposal for any clarification that is made necessary.

Brasilia, March 22, 2004.

Paulo Pedrão Rio Branco
Investor Relations Officer
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer